UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Izhak Tamir
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 8, 2007
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons
   Izhak Tamir

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                             OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT  TO ITEM 2(d) or 2(e)       [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION        Israel

NUMBER OF                     7. SOLE VOTING POWER          1,679,267(1)
SHARES
BENEFICIALLY                  8. SHARED VOTNG POWER         0
OWNED BY EACH
REPORTING PERSON              9. SOLE DISPOSITIVE POWER     1,259,267(1)
WITH
                             10. SHARED DISPOSITIVE POWER   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,679,267 (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN  SHARES           [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.0%(2)

14. TYPE OF REPORTING PERSON

               IN



-----------------------------------

(1) Includes options and/or rights to acquire 480,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 16,363,884 ordinary shares outstanding as of February 29, 2008.

Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

      The aggregate of 1,679,267 Ordinary Shares (representing approximately 10.0% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 1,199,267 Ordinary Shares and (ii) options to acquire 420,000 Ordinary Shares at an exercise price of $27.12 per share and options to acquire 60,000 Ordinary Shares at a nominal exercise price. The Reporting Person has sole voting and dispositive power with respect to all such Ordinary Shares, except for 420,000 Ordinary Shares pledged to Credit Suisse Securities LLC under a forward sale contract, with respect to which the Reporting Person has only voting power.

(c) As reported in December 2005 on Amendment no. 4 to this Schedule 13D, on December 8, 2005, the Reporting Person established a two-year, irrevocable blind trust with respect to 215,000 Ordinary Shares. The Reporting Person was not deemed to beneficially own the shares held by the trust. As anticipated, upon the expiration of the trust on December 8, 2007, the shares were distributed from the trust to the Reporting Person, causing the Reporting Person to become the beneficial owner of such shares.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: March 24, 2008


                                                  By: /s/Izhak Tamir
                                                      -----------------
                                                      Izhak Tamir